centrica

RECEIVED
2006 JUL 27 P 2:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

~~082-04442~~
082-04518

SUPPL

27 July 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA



06015542

Dear Sir / Madam

Centrica plc
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

For and on behalf of
Centrica plc

Dlw 7/27

Enc.

27 July 2006

Centrica plc: British Gas price statement

Centrica plc today announced a change to its British Gas tariffs for domestic gas and electricity customers. The move is set against a backdrop of further cost increases in the wholesale energy market and a record £143 million loss by British Gas' residential energy business in the first half-year of 2006. This follows a loss of £75 million in the second half of 2005.

Despite hopes that the energy market might stabilise, the continued high cost of energy has led British Gas to increase its residential gas prices by 12.4 per cent and electricity prices by 9.4 per cent with effect from 4 September 2006. Over the period between winter 2002/03 and this next winter the wholesale cost of gas has risen by 266%; it is up 71% in the last 12 months alone. The company, therefore, has no alternative but to increase prices.

Mark Clare, British Gas Managing Director, said: "This winter is crunch time for the wholesale cost of gas. As a result of the investments and commitments we have made we can see some light at the end of the tunnel but it's still a winter away. During 2007/08 we should see new infrastructure coming on stream putting downward pressure on wholesale energy costs. We are now prepared to guarantee a fall in prices and 'put our money where our mouth is' with the introduction of our new *Fix and Fall* offer."

However, he added: "As Britain becomes increasingly dependent on imports we are much more exposed to the factors that impact global gas prices. We also face a huge anxiety premium in the cost of this winter's gas because of the impact of soaring oil prices and uncertainties over how much new gas will flow from Europe. Last winter's experience has shown that new pipeline capacity does not guarantee the flow of gas.

"Despite being on target to take £200 million of costs out of British Gas' residential energy business by the end of 2007, it's a stark reflection of the market that our losses have doubled. Without a price rise these losses would deepen further. This is unsustainable. Were it to continue we would not be able to invest in the new supplies necessary to reverse this spiral of increasing wholesale costs. In the last 12 months alone we have invested £600 million in new energy assets on top of the £18 billion of commitments we have already made to bring new gas to the UK."

Customers holding nearly 2.5 million fixed price products, around 15 per cent of British Gas' customer base, are protected against this increase because of their decision to take *Price Protection*. Following the success of these products, British Gas is today launching *Fix and Fall*, the first product on the market that enables dual-fuel customers to fix their new energy prices for 12 months and then see a five per cent drop in prices at the end of 2007.

Recognising the impact that increasing prices could have on its vulnerable customers, earlier in the year British Gas launched a scheme with 300,000

'Winter Rebate' payments for the 2006/07 winter, totalling £90 for those with dual-fuel. Of these, 258,000 are already committed. The rebate is the biggest single social initiative from any British energy supplier and represents a key part of its £80 million spend over the next 12 months delivering help to those in fuel poverty. Recently, British Gas, along with its six major charity partners, passed the half million mark for the number of homes it is helping with fuel poverty measures.

British Gas has recently carried out an energy audit of 800,000 of its customers' homes to help reduce their energy bills by up to a third. The *Energy Savers Report* is thought to be the biggest energy census of Britain's homes, highlighting savings of around £184 per household for those who have responded. The results of the *Energy Savers Report* will be released later in the year.

Enquiries:

Centrica Media Relations: 01753 494085
Centrica Investor Relations: 01753 494900

centrica

RECEIVED
2006 JUL 27 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD
Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

27 July 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Enc.

Centrica plc
Interim results for the six months ended 30 June 2006
(unaudited)

Financial overview:

- Turnover^ up 32% at £8.7bn
- Operating profit*^ down 29% to £692m
- Earnings*^ down 38% to £277m
- Adjusted basic earnings per share down 36% to 7.6p
- Ordinary interim dividend of 3.15p per share, up 2%

Operating overview:

- British Gas Residential Energy six month loss
- Retail tariff increase announced
- North American profits up by 39% to £121m
- Rough storage field returns to full injection capacity
- Major 600MW coal-linked power purchase agreement signed
- Further equity gas assets secured at Statfjord field
- Announced commitment to build a new power station in the UK

Statutory results:

- Operating profit^ £157m, after exceptional charges of £42m and charges relating to certain re-measurements of £493m (2005: £1,533m, after exceptional credits of £89m and credits relating to certain re-measurements of £475m).
- Net loss from continuing and discontinued operations of £60m, after exceptional charges from continuing operations of £42m, charges relating to certain re-measurements of £459m, and associated tax credit of £164m (2005: Net earnings of £870m, after exceptional credits from continuing operations of £89m, exceptional credits from discontinued operations of £26m, credits relating to certain re-measurements of £471m and associated tax charge of £161m).
- Basic (loss)/earnings per share (1.7p) (2005: 23.3p).

"Unprecedentedly high wholesale energy costs created difficult trading conditions in the first half and today's price increase is necessary to restore margins in British Gas Residential Energy. I will concentrate on driving cost reductions and improving customer service across the business, as well as accessing competitive new sources of gas and power, to ensure maximum value is delivered for both customers and shareholders"

Sam Laidlaw, Chief Executive

* including joint ventures and associates net of interest and taxation, and before exceptional items and certain re-measurements
^ from continuing operations

CHAIRMAN'S STATEMENT

Our first half financial performance was undermined by the effect of further unprecedented wholesale energy cost escalation, particularly during the first quarter of the year when customer demand is at its highest. Despite the inevitable retail price increase in March, British Gas Residential Energy delivered a significant loss* in the period. This unacceptable position and the even higher forward wholesale energy prices we now face have forced our decision to implement a further retail tariff increase for our customers. The wholesale price environment and the abnormally cold winter also impacted the financial result in British Gas Business and British Gas Services and led to further losses in the industrial and commercial contracts. We were pleased however with the ongoing strong financial performance in our UK Storage and North American operations.

In such a tough environment it is essential that management maintain a very strong focus on operational efficiency and cost reduction whilst continuing to build the underlying growth platform to enable us to take maximum advantage of the anticipated turnaround in wholesale commodity markets.

We remain committed to our intention to become the lowest cost to serve energy supplier to the residential market in the UK having already migrated the majority of customers to the new billing system in British Gas Residential Energy and outsourced selected back office processes to India. Efforts to minimise the impact of the March price rise on the business through product innovation and increased sales and marketing activity were successful in what remains a very competitive market.

Upstream we added to our positions in both gas and power, in the UK and further afield, through innovative energy contracting and targeted acquisitions and we announced our commitment to build a new gas–fired power station in Devon.

Internationally we continued to deliver attractive growth in profits in North America and we witnessed, as a response to ongoing intense lobbying, encouraging signs in Europe that the competition authorities are beginning to make headway in bringing customers real choice in energy markets.

In summary, it was a difficult first half but the management team continued to concentrate on improving our performance in those areas that are in our control while minimising our exposure to those which are not.

Returns to shareholders

In line with our previously stated policy of paying an interim dividend equivalent to 30% of the previous full year dividend, the Board of Directors has declared an interim dividend of 3.15 pence per share to be paid in November 2006. The Board remains committed to the principle of continuing to grow the ordinary dividend in real terms.

The Board keeps under review the share buyback programme, which was suspended in February of this year. Following our announcement of a further retail tariff increase in September, it is likely that the current position will remain until conditions are more stable. It remains our intention to recommence and complete the programme at the appropriate time.

Management

Sir Roy Gardner retired as planned at the end of June 2006 after over nine years as CEO and the Board was delighted to welcome Sam Laidlaw as the new Chief Executive. Sam brings to the organisation an invaluable combination of upstream expertise both in the UK and internationally, a very considerable track record in managing a large-scale global energy business and a history of creating shareholder value.

Also in June Mark Clare, Managing Director of British Gas Residential Energy, announced his intention to resign from the company with effect from the end of September 2006 in order to take up a Chief Executive role elsewhere. Mark will leave with the grateful thanks of the Board for his contribution to the success of Centrica since its formation. Sam will review the organisational structure and management with the intention of announcing Mark's successor prior to his departure.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Our employees

Once again the ongoing commitment and performance of our employees has been central to our delivery of such a strong underlying operational performance in extreme conditions. As always I am grateful for their contribution.

Outlook

The Board and management view continued losses in our residential energy business as unacceptable and it is our firm intention to restore profitability in that business through a combination of cost reductions, increased efficiency and retail pricing. The commodity curve outlook remains challenging, particularly for this winter. We continue to believe that downward pressure on wholesale prices will be more apparent in 2007 as a substantial amount of gas import infrastructure comes on-stream at the end of this year. However gas prices for the fourth quarter of this year have stayed extremely high and faced with the substantial losses* in British Gas Residential Energy we have had to take the difficult decision to raise retail prices again. We believe it is likely that in the current environment most suppliers who have not yet raised prices in recent months will soon follow. Our new residential product offering, guaranteeing a future drop in energy bills, will help to mitigate the impact of this latest increase on the business and our customers.

Cost reduction opportunities will be pursued with vigour across the Group and we will continue to seek out new opportunities to reduce our commodity price exposure through gas supply agreements and equity purchases where value can be created.

Although there is no immediate let-up in the challenge presented by the wholesale markets I believe that the foundations laid in the first half, together with the pricing decision and the actions planned for the second half, will combine to provide a firm base on which management will successfully and profitably develop the business under new leadership.

Roger Carr
Chairman

27 July 2006

Earnings and operating profit numbers are stated, throughout the commentary, before exceptional items and certain re-measurements where applicable – see Note 2 for definitions. The Directors believe this measure assists with better understanding of the underlying performance of the Group. The equivalent amounts after exceptional items and certain re-measurements are reflected in Note 3 and are reconciled at Group level in the Group income statement. Certain re-measurements and exceptional items are described in Note 4. Adjusted earnings and adjusted basic earnings per share are reconciled to their statutory equivalents in Note 8.

All current financial results listed are for the 6 months ended 30 June 2006. All references to 'the prior-period', 'the prior-year', '2005' and 'last year' mean the 6 months ended 30 June 2005 unless otherwise specified.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

CHIEF EXECUTIVE'S REVIEW

Overview of the first half

The first half of the year was once again dominated by wholesale gas and electricity prices reaching unprecedented levels caused by abnormally cold weather, gas field outages, capacity constraints and fear of shortages. This led to retail tariff increases across the industry with nine separate increases across the major suppliers so far this year. British Gas was forced to increase prices in March as residential demand-weighted market gas and electricity prices for the first half of the year averaged 110% and 86% respectively above the same period in 2005. Even after this decision British Gas Residential Energy still made a substantial operating loss* in the first half.

Having started 2006 with a period of strong customer growth in British Gas Residential Energy, as anticipated we experienced an increase in churn following the announcement in February of our March price rise. However, sales of energy accounts remained strong as a result of our coordinated sales and marketing activity and quickly returned to pre-price rise levels. We launched a further fixed price energy offering, giving customers price certainty until 2009. Sales of this product were particularly strong with 1 million sold, taking the total number of fixed price accounts to around 2.5 million. To the end of June we experienced a net loss of 432,000 energy accounts. More encouragingly, weekly customer losses reduced steadily through the second quarter and we ended the period with several weeks of net growth in our electricity customer base.

British Gas Residential Energy continued to make progress with its transformation programme. We now have over 11 million customer accounts on the new billing system. This is the product of a number of successful data migrations and the fact that all newly acquired energy accounts are being placed directly onto the new system. We also successfully commenced operations in India with the outsourcing of certain non-customer-facing activities.

The colder winter resulted in the highest call-out rate ever for our British Gas Services engineers and the resulting additional labour and parts costs, combined with a prior year peak in installations driven by a change in legislation, reduced profitability in the period. Management have been implementing changes in the organisational structure to enable workload peaks to be covered more cost effectively and provide better response to the on-demand market.

The high commodity prices also negatively impacted British Gas Business as tariff increases were not effective until March and the predicted first quarter peak in wholesale prices hit the profitability of the fixed price contract base. Still the business grew customer numbers during the period with a continued strong contract renewal rate and improved electricity account sales in the SME sector.

In the high price commodity environment Centrica Energy performed well, with a year-on-year increase in profit* levels in gas production despite lower output volumes. The volume decrease in excess of previous guidance was mainly due to our bringing forward and extending the maintenance period at the South Morecambe field in order to carry out remedial work on the cooler units. We also strengthened our asset and contractual commodity position by acquiring a further interest in the Statfjord gas field, announcing our intention to build a new 885MW gas-fired power station at Langage, Devon and agreeing a major innovative coal-linked 600MW contract with Drax.

Centrica Storage operations at Rough suffered a major interruption in February caused by the catastrophic failure of a cooler unit on the platform. Our investment in new emergency shutdown systems and prompt management action minimised the damage and helped to ensure no loss of life. The field returned to full injection operations at the end of June and finished the period over 60% full. Centrica Storage still delivered improved profits* due to the prior sales of 2006 storage units at record price levels. We also completed the forward sale of 2006/07 Standard Bundled Units (SBU) at an average price of 65.6p, an increase of 74% on the prior year (2005/06: 37.8p).

Internationally our North American operations delivered record first half profits* with strong performance in Texas where, during the period, we acquired a third power station and a small customer block. We also continued to grow rapidly our Business Markets operation in all regions and entered the retail market in several new states in the North East.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

In Europe we saw signs of progress in the regulatory landscape with the European Commission becoming more active in investigating competition issues and, in the Netherlands, the lower house voted in favour of separating monopoly electricity network assets from commercial supply and generation activities.

In summary, improving underlying performance was masked by the continuing rise of wholesale prices leading to an overall disappointing first half financial result.

Group financial summary

Group turnover from continuing operations was up 32% at £8.7 billion (2005: £6.6 billion). The growth was driven primarily by customer and price growth in North America and tariff increases in British Gas Residential Energy and British Gas Business partially offset by customer losses in the residential business.

Group operating profit* from continuing operations was down 29% at £692 million (2005: £969 million), with significant losses* in British Gas Residential Energy in the first half and negative year on year movements in British Gas Business and British Gas Services.

Group earnings* on a continuing basis were down by 38% to £277 million (2005: £447 million). Net interest expense* increased 64% to £123 million (2005: £75 million) due to a restructuring, in late 2005, of our upstream operations; this was more than offset by an associated saving in the tax line resulting in a net benefit to the Group of £46 million. Even after this benefit, the effective tax rate was up at 51% (2005: 50%) due to the profit mix being more heavily skewed towards the upstream assets. An amendment in the Finance Bill in June means that no further benefits will accrue under the restructure.

Group net cash outflow from operating activities was £96 million (2005: cash inflow £878 million). As anticipated, higher retail pricing has led to a rise in absolute customer debt levels and contributed to increased working capital requirements within the group. Working capital requirements rose by £819 million, primarily due to £1,227 million decrease in payables, mainly as a result of seasonally lower gas and power purchases, being only partially offset by a £431 million decrease in receivables, as the normal seasonal reduction in debtor balances in the UK residential energy business was impacted by the effect of the March tariff increase. The Group's net debt level (excluding the £541 million of non-recourse debt in respect of The Consumers' Waterheater Income Fund) at 30 June 2006 was £1,909 million, up from £1,060 million at the end of 2005. The debt level includes £817 million of finance lease commitments on the Humber and Spalding power stations. Net assets decreased by 20% to £2,009 million (2005: £2,502 million) mainly due to the movement in the value of the mark-to-market of some contracts relating to our energy procurement activities along with a number of other movements which offset each other.

Certain re-measurements and exceptional items

The statutory results include charges to operating profit relating to certain re-measurements of £493 million in the period, primarily from marking-to-market some contracts relating to our energy procurement activities. As gas and power were delivered, the related contracts were partially executed and the net positions unwound, generating a net charge to the income statement in the period of £173 million. The balance of £320 million reflects the impact of movements in future energy prices, over a number of years, on the remaining contracts, new contracts signed during the period and proprietary trading positions related to cross border capacity and storage contracts. The charge to interest benefits from a credit of £34 million relating to the re-measurement of the publicly traded Units of The Consumers' Waterheater Income Fund. The Group also incurred an exceptional charge of £42 million relating to the outage at the Rough storage facility.

We have reported these separately because we do not believe that they reflect current underlying business performance.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

2006 second half

Continued volatility in winter gas and power prices in the UK provides further uncertainty for the second half of the year. Based on the current market outlook, the tariff increases of 12.4% in gas and 9.4% in electricity, effective in September, help to restore positive running margins in British Gas Residential Energy, although it could still leave the business at only break-even at an operating profit* level for the full year.

Management will concentrate on minimising the impact on the business of the September tariff increase by investing in the further development and promotion of innovative customer offerings. The completion, during the fourth quarter, of the bulk migrations to the new billing system will reduce ongoing costs and improve the consistency of customer service. We will also continue to seek every opportunity to reduce costs, with the aim of stabilising market share and maximising value.

We are confident that the new gas infrastructure planned for the UK this winter and currently under construction will come on-stream. The BBL and Langeled pipelines and the expansion of the current interconnector bring, between them, new capacity equal to almost half of the current UK demand. Whilst it will take time for additional sources of gas to fill these pipelines to full capacity we continue to expect these additional sources to enter the market and put downward pressure on UK wholesale gas prices. This is why we are offering an innovative pricing structure that enables British Gas Residential customers to take advantage of a lower price in 2008 than 2007.

We remain on track to bring the South Morecambe gas field back to production by the start of September. The decision to proactively carry out work on the cooler units at the field will contribute to a 15% year-on-year fall in total gas production volume. This however will be more than offset by the higher selling prices from the gas production business resulting in growth in full year operating profit*. We expect to commence construction of some key power generation assets; the 885MW power station at Langage in Devon and two 90MW wind farms in shallow water off the Lincolnshire coast. The industrial and commercial contracts will incur significant losses* this year and with the higher wholesale prices we now expect losses in 2007, on our view of the forward curve, to be around £250 million with the return to breakeven for the contracts now likely to occur in 2009.

In British Gas Services the management team will continue with their internal restructuring to enable us to better cope with workload peaks and to identify and exploit opportunities in the on-demand market. This will provide a strong foundation for further growth in 2007.

British Gas Business will continue to be challenged by high wholesale commodity prices. However it will benefit from the full period effect of the March tariff increase and the further rise effective from September. The fixed price contract portfolio also moved back into profit against the backdrop of lower summer gas prices. Management will also concentrate on the new billing platform which will enable the operation to take full control of its pricing structures. We expect the new gas system to complete roll-out early in 2007, with the whole system implemented by H1 2008.

In Centrica Storage the priority for the second half will be to maintain reliable injection performance to enable the field to be filled before the traditional end of the injection season while completing the required work to enable us to recommence full production by the start of October. With all of the capacity for the second half already sold at prices 74% above the prior year levels we remain confident that Centrica Storage can meet market profit expectations.

In North America we will continue to grow our electricity and gas sales to business customers in Canada, Northern US and Texas. We expect to make further progress in the residential and small commercial sector in the North East states and in Ontario the re-opened residential electricity market offers growth potential. In Texas we will complete the integration of our third power station, the Paris Energy Centre, and work to establish a firm base for the smooth transition out of the Price-to-Beat (PtB) mechanism at the end of this year. We now expect full year operating growth of around 20%.

Further expansion in Europe remains high on our management agenda although progress is slow. Building on our successes to date we will continue to lobby for increased transparency and open access to the wholesale markets and faster progress towards real competition in the retail markets. In the short term we will concentrate on expanding and growing the profitability of our current European positions.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

In summary we are facing a challenging second half with further increases in UK wholesale commodity prices. We understand these challenges and our immediate agenda is clear. We must restore the core UK residential energy business to an acceptable level of return which will underpin further investment and commitment in our gas and power supply position, through which we will reduce our exposure to commodity price risk both structurally and cyclically. Our decision to raise customer tariffs is a single element of this. We will be relentless in our pursuit of efficiencies within British Gas and the rest of our business. We must deliver on our growth potential within British Gas Services and we will continue to pursue value-adding growth opportunities in North America and Europe.

I am confident that Centrica is a strong business and that a clear focus by management on this agenda, against the backdrop of the stabilisation of wholesale gas prices, will see us meet 2006 expectations and move forward from a position of strength.

Sam Laidlaw
Chief Executive **27 July 2006**

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

SEGMENTAL BUSINESS COMMENTARY

British Gas Residential Energy

The first half of 2006 was challenging for the industry as the demand-weighted wholesale cost of gas and electricity outturned 110% and 86% respectively above the same period last year. These increases in turn forced all suppliers, including British Gas, to raise customer tariffs. Our tariff increase was implemented on 1 March which meant that we made significant losses in the first two months of the year.

As anticipated we experienced an increase in customer churn following the announcement of the price increase. However, gross sales of energy accounts remained strong as a result of our sales and marketing activity and rapidly rose above 60,000 per week. Sales of our fixed price product were particularly strong. We sold 1 million of our 2009 offering, taking the total number of fixed price accounts currently on-supply to around 2.5 million. By the end of June we had lost 432,000 net energy accounts. Weekly losses have continued to reduce and we have begun to grow our electricity base once again.

Our billing system implementation progressed well with 10.6 million customer accounts migrated over the 6 months from Christmas 2005. All new customers are being processed onto the system and including migrated accounts it now holds over 11 million accounts. We remain on track to complete the migration by the fourth quarter of 2006.

Turnover rose by 25% to £4.0 billion (2005: £3.2 billion) with the price increase in March this year, the effect of the increase in September 2005 and slightly higher consumption levels partially offset by lower customer numbers.

Gross margin fell by £313 million compared to the same period last year. The effect of the price rises and the slight rise in average consumption were more than offset by the rise in the cost of goods, lower customer numbers and the rise in transportation and distribution charges. The weighted average cost of gas (WACOG) rose by 66% on the same period last year to 52.26p/therm, below the market increases, reflecting the benefits of the legacy gas purchase contracts and the procurement and optimisation skills of Centrica Energy. The weighted average cost of electricity (WACOE) was £56.90/MWh, 65% above the same period last year, reflecting the higher price of the fuel gas for the power station portfolio required to meet the peak power requirements and generally higher market electricity costs. The cost of goods for the first half contains a charge of £98 million (2005: £42 million) for the excess cost of energy which the system operator deemed us to have used over and above the volume we billed to our customers.

The operating loss* for the first 6 months was £143 million (2005: £165 million operating profit*). Operating costs were broadly flat at £489 million (2005: £495 million) due to underlying cost reductions being offset by dual running of systems, and backfilling staff for training. We have continued to make progress in offshoring our back office operations. At 30 June 1,000 roles had moved offshore and we are on target to grow this to around 1,700 roles, reducing UK headcount by over 2,100 roles by the end of the year.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

For the six months ended 30 June	H1 2006	H1 2005	Δ%	FY 2005
Customer numbers (period end) (000):				
Residential gas	10,749	11,362	(5)	11,131
Residential electricity	5,870	5,854	0.3	5,920
Estimated market share (%):				
Residential gas	52	55	(3ppts)	54
Residential electricity	23	23	-	23
Average consumption:				
Residential gas (therms)	361	352	2.6	597
Residential electricity (kWh)	2,129	2,049	3.9	4,146
Weighted average sales price:				
Residential gas (p/therm)	72.45	57.61	26	61.16
Residential electricity (p/kWh)	9.17	7.19	28	7.54
Weighted average unit costs:				
Residential gas (WACOG, p/therm)	52.26	31.56	66	35.04
Residential electricity (WACOE, p/kWh)	5.69	3.45	65	3.77
Transportation & distribution costs (£m):				
Residential gas	639	618	3.4	1,146
Residential electricity	254	232	9	493
Total	**893**	**850**	**5**	**1,639**
Operating costs (£m):				
Residential energy	489	494	(1.0)	974
Turnover (£m):				
Residential gas	2,884	2,355	22	4,196
Residential electricity	1,154	864	34	1,836
Total	**4,038**	**3,219**	**25**	**6,032**
Operating profit/(loss) (£m)*:				
Residential energy	(143)	165	n/m	90
Operating margin (%)*:				
Residential energy	(3.5)	5	n/m	1.5

British Gas Services

The first half of the year proved challenging for British Gas Services. Temperatures below the seasonal normal at the start of the year led to a record number of call outs. In addition the level of installations fell by 11% to 42,000 (2005: 47,000) mainly due to new legislation which made more expensive condensing boilers obligatory from 1 April 2005. This legislation resulted in high sales levels in the first quarter of 2005 as customers bought systems before the legislation became effective. This was partially offset by strong growth in plumbing and drains care and home electrical care.

Turnover was up by 5% at £521 million (2005: £496 million) as the total number of product relationships increased by nearly 5% to just under 7 million against the same period last year and the average price of Central Heating Care rose, reflecting improved risk-based pricing.

Operating profit* decreased by 25% to £44 million (2005: £59 million) due to the increased breakdown call-outs and extra parts required for the repairs, the reduction in year-on-year central heating installations and the existence of certain non-repeating positives of around £8 million in the 2005 result.

During the period we made a significant investment in customer product holdings. We implemented changes in our structure to enable workload peaks to be covered more cost effectively; this included further investment in our engineer deployment system, call centre agents and engineer capacity.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

For the six months ended 30 June	H1 2006	H1 2005	Δ%	FY 2005
Customer product holdings (period end) (000):				
Central heating service contracts	4,337	4,249	2.1	4,337
Kitchen appliances care (no. of customers)	376	351	7	365
Plumbing and drains care	1,330	1,239	7	1,307
Home electrical care	904	799	13	860
Home security	23	25	(8)	25
Total holdings	**6,970**	**6,663**	**4.6**	**6,894**
Central heating installations	42	47	(11)	92
Engineering staff employed	8,531	8,171	4.4	8,348
Turnover (£m)				
Central heating service contracts	254	226	12	478
Central heating installations	114	126	(10)	251
Other	153	144	6	295
Total	**521**	**496**	5	**1,024**
Operating profit (£m)*:				
British Gas Services	44	59	(25)	111
Operating margin (%)*:				
British Gas Services	8	12	(4ppts)	11

British Gas Business

The period was again dominated by rising and volatile wholesale energy costs which were reflected in increased weighted average input costs for gas and electricity of 77% and 64% respectively. This in turn led to increases in customer prices. Despite rising prices, total supply points increased by around 1% from year-end levels to 916,000 as gross churn rates were low in both fuels, driven particularly by SME contract renewal levels remaining well over 90% and improvements in corporate customer retention.

The combination of price rises, higher customer numbers and higher average consumption, due to the effect of winning several large corporate electricity accounts, increased turnover by 61% to £1,169 million (2005: £725 million). However, operating profit* for the half year fell by 80% to £11 million (2005: £55 million), primarily due to the sharp increase in wholesale energy costs in the first quarter. The tariff price rise for SME customers was not implemented until March and contracts with a flat selling price negotiated late in 2005 were loss-making in the first quarter due to the unusual pattern of wholesale commodity prices through the 2005/06 winter but will be profitable across their full term.

During the period, operating costs increased marginally driven by investments in the new billing system, and sales and marketing. We made further progress on our customer service initiatives and the deployment of new technology and processes which will rationalise our invoicing and collection systems with testing of the gas billing system now well advanced. Total system spend in the year was £13 million, of which £4 million was expensed.

For the six months ended 30 June	H1 2006	H1 2005	Δ%	FY 2005
Customer supply points (period end) (000):				
Gas	397	373	6	394
Electricity	519	515	0.8	515
Total	**916**	**888**	**3.2**	**909**
Average consumption:				
Gas (therms)	2,311	1,985	16	3,492
Electricity (kWh)	14,875	13,280	12	27,512
Weighted average sales price:				
Gas (p/therm)	67.60	48.10	41	51.87
Electricity (p/kWh)	7.02	5.38	30	5.79
Weighted average unit costs:				
Gas (WACOG, p/therm)	54.95	31.08	77	36.63
Electricity (WACOE, p/kWh)	4.75	2.90	64	3.25
Transportation & distribution (£m):				
Gas	78	64	22	124
Electricity	124	104	19	217
Total	**202**	**168**	20	**341**
Turnover (£m):				
Gas	623	356	75	692
Electricity	546	369	48	818
Total	**1,169**	**725**	**61**	**1,510**
Operating profit (£m)*:				
British Gas Business	11	55	(80)	77
Operating margin (%)*:				
British Gas Business	0.9	8	(7.1ppts)	5.1

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Centrica Energy

Centrica Energy delivered a strong first half result in volatile markets with operating profits up 7% to £579 million (2005: £543 million). Higher gas production profitability was largely offset by increased losses from the industrial and commercial sales contracts.

Gas production

Operating profit* rose by 30% to £704 million (2005: £540 million) as the average selling price rose by 77% to 59.2p (2005: 33.5p), driven by an 86% rise in market price. This was partially offset by a 29% reduction in year-on-year gas production levels as we switched off the Morecambe field at certain times including bringing forward and extending the summer maintenance period to carry out remedial work on the cooler units.

We made good progress on increasing our gas reserves and production levels from fields outside the Morecambe Bay area. In June we completed the Statfjord acquisition, doubling our stake in the field, for £141 million. Centrica's total share of capital for the programme of depressurisation announced last year is now expected to be £100 million. We estimate that our total Statfjord reserves, including the depressurisation project, are 1,300mmth of gas and 23 million barrels of oil and non-gas liquids.

In the continued pursuit of gas assets to economically supply our downstream businesses we have made an application under the UK 24th Offshore Licensing Round, are progressing the assessment of our two Licence Blocks in Nigeria and have recently opened an office in Stavanger to enable us to take part in Norwegian licensing rounds.

Industrial sales and wholesaling

The industrial sales and wholesaling segment made an operating loss* of £132 million (2005: £20 million loss*). This was mainly due to the sales contracts, entered into in prior periods, which posted an operating loss* of £115 million (2005: £36 million loss*). A 51% rise in the average input gas price for these contracts was only partially offset by a 30% year-on-year rise in the average selling price and a 5% decrease in delivered volumes.

Electricity generation

In June we announced our intention to build an 885MW gas-fired plant at Langage, Devon. The total investment is expected to be around £400 million and commercial operations are due to start during winter 2008/09. Once Langage is operational, together with existing gas and renewable power generation assets and long term supply contracts, we will be able to supply around 70% of our forecast peak British Gas Residential electricity customer demand.

We generated 4,418GWh of power from our 3.4GW fleet of power stations in the period, significantly lower than 2005 (5,218GWh) due to narrower spark spreads meaning that plant was commercially turned down more often. Total fleet load factor was 32% (2005: 47%).

Renewables

In March we produced our first green power from our 90MW joint venture Barrow offshore wind farm. We also have an agreement to acquire 50% of the equity of the 72MW Braes of Doune wind farm when production commences during winter 2006/07. The award of construction contracts for the two 90MW wind farms at Inner Dowsing and Lynn commenced with Centrica managing several contracts rather than a single EPC contract. First power from the project is expected to be delivered in 2008. For the supply year April 2005 to March 2006, Centrica expects to fulfil its obligation to source sufficient renewable obligation certificates (ROCs) to cover 5.5% (2.1TWh) of all electricity supplied.

Energy procurement

In February 2006 we agreed an innovative coal-linked power purchase agreement with Drax for the supply of 600MW of baseload power over a 5¼ year period starting October 2007 with the power price indexed to international traded coal prices and including a fixed clean dark spread.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Accord energy trading

Operating profit* was down by 70% at £7 million (2005: £23 million). The prior year had been particularly positive as the business took advantage of exceptional volatility of the wholesale market.

For the six months ended 30 June	H1 2006	H1 2005	Δ%	FY 2005
Gas production:				
Production volumes (mmth)				
Morecambe	937	1,629	(42)	2,445
Other	427	299	43	612
Total	**1,364**	**1,928**	**(29)**	**3,057**
Average sales price (p/therm)	59.2	33.5	77	39.4
Turnover (£m)	931	706	32	1,365
External turnover (£m)	152	70	117	183
Operating costs (£m):				
Volume related production costs	151	108	40	215
Other production costs	76	58	31	130
Total	**227**	**166**	**37**	**345**
Operating profit (£m)*	704	540	30	1,020
Power stations:				
Power generated (GWh)	4,418	5,218	(15)	11,641
Industrial & wholesale:				
External sales volumes (mmth)	1,532	1,614	(5)	3,081
Average sales price (p/therm)	30.5	23.4	30	24.8
Turnover (£m)	484	386	25	786
Operating profit / (loss) (£m)* ^	(132)	(20)	n/m	(156)
Accord:				
Margin (£m)	9	21	(57)	42
Operating profit (£m)*	7	23	(70)	39
Centrica Energy operating profit (£m)*:	**579**	**543**	**7**	**903**

^ Includes Centrica Energy overhead costs of £24 million (2005: £18 million)

Centrica Storage

The operational performance of Centrica Storage in the first half was dominated by the explosion and fire in February on the main offshore platform of the Rough storage facility. This was caused by a catastrophic failure of a cooler unit on one of the production trains, causing extensive damage to other parts of the production system and many of the electrical services, instrumentation, vents, drains and other services common to injection and production operations. Detection and deluge systems and emergency shut-down and response plans all worked as planned to limit the impact on personnel and prevent an even more serious outcome for the facility.

As a result the entire Rough operation was shut down for almost four months including the remainder of the 2005/06 winter production season, leaving Rough just over 50% full. Priority was given to restoration of injection capability to enable the store to be refilled prior to the 2006/07 winter. Repairs and modifications to the injection facilities were completed on 5 June, enabling injection operations to resume, after recommissioning and testing, on 11 June. Initially constrained to just over 50%, full injection rates were achieved from 26 June.

Following the incident, Centrica Storage issued a force majeure notice under the standard storage services contract with all customers.

The cost of the repairs and compensation payments under the storage services contract resulted in an exceptional charge to the group in the first half of £42 million of which £24 million is recognised in the books of Centrica Storage. As a result Centrica Storage operating profit* after the exceptional charge was up 21% to £69 million (2005: £57 million).

Year-on-year the average SBU price was up 49% to 47.1p (2005: 31.7p). Operating profit* before the exceptional charge for the half year was up 63% to £93 million (2005: £57 million).

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

For the six months ended 30 June	H1 2006	H1 2005	Δ%	FY 2005
SBU price:				
Average SBU price (calendar year) (pence)	47.1	31.7	49	34.8
Turnover (£m)				
Standard SBUs	107	72	49	159
Extra space	13	6	117	19
Native gas sales	0	0	-	20
Gas sales	25	15	67	30
Other	6	13	(54)	25
Total	151	106	42	253
External turnover (£m)	126	86	47	195
Cost of gas (£m)	28	18	56	35
Operating profit (£m)*	93	57	63	154

Centrica North America

The North American business once again delivered strong growth during six months in which we experienced further unusual weather and volatility in wholesale energy markets. Overall turnover grew by 31% to £2.1 billion (2005: £1.6 billion) driven primarily by continued growth in Business Markets, higher customer numbers in the US which were due in part to the acquisition in Texas in April of the customer base of Entergy and the positive effect of foreign exchange movements. Operating profit* grew by 39% to £121 million (2005: £87 million) primarily due to higher profits in Texas. Exchange rate movements contributed £8 million of the increase in operating profit.

In June we disposed of our remaining 19.9% holding in The Consumers' Waterheater Income Fund for £65 million creating a one-off gain of £7 million. This completed the sell-down which began in December 2002. The requirement to consolidate the full financial results of the fund remains.

Canada residential and small commercial energy

Turnover increased by 13% to £801 million (2005: £706 million) primarily due to movements in the exchange rate. However, operating profit* reduced by 34% to £19 million (2005: £29 million) as a result of the removal of the Business Protection Plan Rebate (BPPR) at the end of April which reduced the previous very high gross margins, partially offset by the profit contribution from the upstream gas business which increased by £7 million driven by the higher market prices.

The market in Alberta continued to be challenging during the first half. Although we continued to grow steadily the unregulated customer base, this growth was outweighed by customer losses in the regulated business.

Texas residential and small commercial energy

Turnover grew by 32% to £542 million (2005: £410 million). This was driven by higher prices following upwards Price-to-Beat (PtB) refilings in the second and fourth quarters of 2005 and the acquisition in April of approximately 100,000 customers from Entergy, partially offset by the temporary discounted rate settlement reached with the Public Utility Commission in May. These factors allied with very effective procurement including increasing contributions from the three power stations also increased operating profit* by 156% to £64 million (2005: £25 million).

Customer numbers rose during the six months as a result of the Entergy customer base acquisition. Continued strong competitive sales in our organic growth business was approximately offset by the ongoing churn in the incumbent customer base. The acquisition of the Paris power station in Northern Texas was completed in February.

Other USA residential and small commercial energy

Turnover grew by 30% to £144 million (2005: £111 million) due to increased customer numbers and higher retail prices. We made encouraging progress in growing the customer base by 15% and we entered the New York market with rising sales in both the residential and small commercial sectors. The combination of rising prices plus growing customer numbers and strong energy procurement skills, including very effective usage of allocated storage, meant that margins also widened resulting in an operating profit* increase of 44% to £13 million (2005: £9 million).

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Home services

Turnover increased by 15% to £187 million (2005: £163 million) mainly due to exchange rate movements and growth in the core protection plan business in Canada. This, along with a greater focus on productivity, which improved service and drove down costs, and the gain on the disposal of the remaining units in the income fund, increased operating profit* by 67% to £35 million (2005: £21 million).

Business markets

Turnover grew by 99% to £396 million (2005: £199 million) with rapid customer growth in all markets. Volumes sold in gas and electricity rose by 14% to 300mmth and 90% to 4.2TWh respectively. However, gross margin was only up 20% primarily due to the loss of the BPPR in Ontario, which combined with the up-front cost of acquiring customers and other expenditure associated with such rapid growth contributed to the operating loss* of £12 million in the period (2005: operating loss* of £1 million). In the United States in the period we signed up new customers with equivalent annual loads of 2.5TWh in electricity and 43mmth of gas as we entered several new states.

Energy trading & wholesale

We continued to refocus our trading and wholesale business solely on supporting our retail positions. Turnover after eliminations was £18 million (2005: £11 million). The business registered an operating profit* of £2 million (2005: £4 million).

For the six months ended 30 June	H1 2006	H1 2005	Δ%	FY 2005
Customer numbers (period end) (000):				
Canada energy	2,119	2,126	(0.3)	2,130
Texas energy	989	892	11	898
Other USA energy	364	317	15	335
Home services	1,871	1,837	1.9	1,885
Volumes:				
Gas production (mmth)	149	155	(3.9)	308
Electricity generation (GWh)	2,258	1,442	57	3,212
Turnover (£m):				
Canada residential and small commercial energy	801	706	13	1,533
Texas residential and small commercial energy	542	410	32	953
Other USA residential and small commercial energy	144	111	30	208
Home services	187	163	15	360
Business markets	396	199	99	481
Energy trading & wholesale	18	11	64	17
Total	**2,088**	**1,600**	**31**	**3,552**
Operating profit/(loss) (£m)*:				
Canada residential and small commercial energy	19	29	(34)	47
Texas residential and small commercial energy	64	25	156	72
Other USA residential and small commercial energy	13	9	44	16
Home services	35	21	67	51
Business markets	(12)	(1)	n/m	(8)
Energy trading & wholesale	2	4	(50)	7
Total	**121**	**87**	**39**	**185**
Operating margin (%)*:				
Total North America	6	5	1 ppt	5

Europe

There have been some positive moves in the drive for open competition on the continent. The European Commission continued its sector inquiry by publishing its findings and conducting an industry consultation. These moves, along with progress in individual member states, indicate the growing desire to address the major malfunctions that the Commission has identified in the European energy market.

In Belgium, the SPE joint venture is progressing well with its integration by folding all the Group companies into one legal entity and strengthening its management team. The underlying profitability has been impacted by short term loss-making fixed-price sales contracts entered into prior to completion of our acquisition. Customer numbers increased 16% to just over 1 million accounts and we now expect 700,000 customers to be transferred to SPE from the former integrated local utilities when the Wallonian market opens in January 2007.

* including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

In Holland Oxxio continued to grow, reaching 648,000 customer relationships despite continued difficult conditions for competition against the integrated incumbent utilities. The draft law to effect full ownership unbundling of the integrated utilities was voted for by the lower house of Parliament and is expected to go to the upper house for approval in the fourth quarter.

In Spain, Luseo is managing its exit from the electricity supply business due to the refusal of the Spanish Government to raise customer tariffs above the wholesale market price and their continued recognition of the tariff deficit only for incumbents. Luseo is continuing its legal challenge of the discriminatory treatment of non-integrated energy suppliers at Spanish and EU levels.

We continued to grow our footprint in Europe by creating a German subsidiary, Centrica Energie GmBH, based in Düsseldorf, in response to positive developments in the legal and regulatory framework for competition in German energy markets. This will facilitate our entry into the commercial supply market in Germany.

Our European business made an operating loss* of £4 million (2005: operating profit* £3 million), including an amortisation charge of £10 million on the provisional fair value of in-the-money contracts recognised as intangible assets on the acquisitions of Oxxio and SPE.

* Including joint ventures and associates stated net of interest and taxation, and before exceptional items and certain re-measurements

Independent review report to Centrica plc on the financial information for the six months ended 30 June 2006

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the Group interim Balance Sheet as at 30 June 2006 and the related Group interim statements of Income, Cash Flows and Recognised Income and Expense for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis [illegible]

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
1 Embankment Place
London

27 July 2006

Notes:

(a) The maintenance and integrity of the Centrica plc web site is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Group Income Statement

Six months ended 30 June	Notes	2006 Results for the period before exceptional items and certain re-measurements (i) £m	2006 Exceptional items and certain re-measurements (i) £m	2006 Results for the period £m	2005 as restated (ii) Results for the period before exceptional items and certain re-measurements (i) £m	2005 as restated (ii) Exceptional items and certain re-measurements (i) £m	2005 as restated (ii) Results for the period £m
Continuing operations							
Group revenue	3	8,728	–	8,728	6,616	–	6,616
Cost of sales		(6,848)	–	(6,848)	(4,618)	–	(4,618)
Re-measurement of energy contracts (i)	4	–	(493)	(493)	–	476	476
Gross profit		1,880	(493)	1,387	1,998	476	2,474
Operating costs before exceptional items		(1,188)	–	(1,188)	(1,053)	–	(1,053)
Storage interruption	4	–	(42)	(42)			
Contract renegotiation	4	–	–	–	–	42	42
Profit on disposal of business	4	–	–	–	–	47	47
Business restructuring costs	4	–	–	–	–	–	–
Operating costs		(1,188)	(42)	(1,230)	(1,053)	89	(964)
Share of profits in joint ventures and associates, net of interest and taxation	3	–	–	–	24	(1)	23
Group operating profit	3	692	(535)	157	969	564	1,533
Interest income (ii)	5	70	34	104	47	–	47
Interest expense (ii)	5	(193)	–	(193)	(122)	(4)	(126)
Net interest expense		(123)	34	(89)	(75)	(4)	(79)
Profit from continuing operations before taxation		569	(501)	68	894	560	1,454
Taxation on profit from continuing operations	6	(291)	164	(127)	(446)	(161)	(607)
Profit / (loss) from continuing operations after taxation		278	(337)	(59)	448	399	847
Loss from discontinued operations		–	–	–	(2)	–	(2)
Gain on disposal of discontinued operations	4	–	–	–	–	26	26
Discontinued operations		–	–	–	(2)	26	24
Profit / (loss) for the period		278	(337)	(59)	446	425	871
Attributable to:							
Equity holders of the parent		277	(337)	(60)	445	425	870
Minority interests		1	–	1	1	–	1
		278	(337)	(59)	446	425	871
		Pence		Pence	Pence		Pence
Earnings per ordinary share							
From continuing and discontinued operations:							
Basic	8			(1.7)			23.3
Adjusted basic	8	7.6			11.9		
Diluted	8			(1.6)			22.9
From continuing operations:							
Basic	8			(1.7)			22.7
Adjusted basic	8	7.6			12.0		
Diluted	8			(1.6)			22.3
Prior year final dividend per ordinary share	7			7.40			6.10
Proposed interim dividend per ordinary share	7			3.15			3.10

(i) Certain re-measurements included within gross margin comprise re-measurement arising on our energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts on which economic value has been created that is not wholly accounted for under the provisions of IAS 39 (but not on the other activities of our proprietary trading businesses). Certain re-measurements included within interest comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund. All other re-measurement is included within results before exceptional items and certain re-measurements.

(ii) The comparative information for the six months ended 30 June 2005 has been restated to show the post-tax results of Onetel as discontinued operations.

Group Income Statement

Year ended 31 December	Notes	Results for the year before exceptional items and certain re-measurements (i) £m	Exceptional items and certain re-measurements (i) £m	Results for the year £m
				2005
Continuing operations				
Group revenue	3	13,448	–	13,448
Cost of sales		(9,793)	–	(9,793)
Re-measurement of energy contracts (i)	4	–	456	456
Gross profit		3,655	456	4,111
Operating costs before exceptional items		(2,180)	–	(2,180)
Storage interruption	4	–	–	–
Contract renegotiation	4	–	42	42
Profit on disposal of business	4	–	47	47
Business restructuring costs	4	–	(100)	(100)
Operating costs		(2,180)	(11)	(2,191)
Share of profits in joint ventures and associates, net of interest and taxation	3	38	(1)	37
Group operating profit	3	1,513	444	1,957
Interest income (i)	5	102	–	102
Interest expense (i)	5	(247)	–	(247)
Net interest expense		(145)	–	(145)
Profit from continuing operations before taxation		1,368	444	1,812
Taxation on profit from continuing operations	6	(706)	(138)	(844)
Profit / (loss) from continuing operations after taxation		662	306	968
Profit from discontinued operations		11	–	11
Gain on disposal of discontinued operations	4	–	34	34
Discontinued operations		11	34	45
Profit / (loss) for the year		673	340	1,013
Attributable to:				
Equity holders of the parent		672	340	1,012
Minority interests		1	–	1
		673	340	1,013
		Pence		Pence
Earnings per ordinary share				
From continuing and discontinued operations:				
Basic	8			27.4
Adjusted basic	8	18.2		
Diluted	8			27.0
From continuing operations:				
Basic	8			26.2
Adjusted basic	8	17.9		
Diluted	8			25.8
Proposed final dividend per ordinary share	7			7.40

(i) Certain re-measurements included within gross margin comprise re-measurement arising on our energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts on which economic value has been created that is not wholly accounted for under the provisions of IAS 39 (but not on the other activities of our proprietary trading businesses). Certain re-measurements included within interest comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund (£nil at 31 December 2005). All other re-measurement is included within results before exceptional items and certain re-measurements.

Group Balance Sheet

	Notes	30 June 2006 £m	30 June 2005 £m	31 December 2005 £m
Non-current assets				
Goodwill		**1,136**	1,100	*1,170*
Other intangible assets		**617**	565	*569*
Property, plant and equipment		**3,745**	3,134	*3,670*
Interests in joint ventures and associates		**236**	215	*223*
Deferred tax assets		**376**	383	*296*
Trade and other receivables		**19**	32	*25*
Financial assets:				
Derivative financial instruments	9	**55**	128	*231*
Other financial assets		**39**	32	*45*
		6,223	5,589	*6,229*
Current assets				
Inventories		**218**	161	*196*
Current tax assets		**3**	6	*–*
Trade and other receivables		**2,921**	2,191	*3,421*
Financial assets:				
Derivative financial instruments	9	**1,251**	1,754	*2,159*
Other financial assets		**46**	44	*46*
Cash and cash equivalents	10	**586**	1,398	*1,239*
		5,025	5,554	*7,061*
Total assets		**11,248**	11,143	*13,290*
Current liabilities				
Trade and other payables		**(2,281)**	(2,396)	*(3,541)*
Current tax liabilities		**(484)**	(494)	*(269)*
Financial liabilities:				
Derivative financial instruments	9	**(1,559)**	(1,249)	*(1,787)*
Bank overdrafts and loans	11	**(808)**	(607)	*(655)*
Provisions		**(105)**	(110)	*(143)*
		(5,237)	(4,856)	*(6,395)*
Net current (liabilities) / assets		**(212)**	698	*666*
Non-current liabilities				
Trade and other payables		**(56)**	(91)	*(102)*
Financial liabilities:				
Bank loans and other borrowings	11	**(2,313)**	(1,731)	*(2,267)*
Derivative financial instruments	9	**(56)**	(4)	*(52)*
Deferred tax liabilities		**(485)**	(731)	*(743)*
Retirement benefit obligation	15	**(537)**	(841)	*(807)*
Provisions		**(555)**	(387)	*(482)*
		(4,002)	(3,785)	*(4,453)*
Net assets		**2,009**	2,502	*2,442*
Equity				
Called up share capital	12	**226**	228	*224*
Share premium account		**657**	591	*595*
Merger reserve		**467**	467	*467*
Capital redemption reserve		**16**	11	*15*
Other reserves		**586**	1,149	*1,085*
Shareholders' equity		**1,952**	2,446	*2,386*
Minority interests		**57**	56	*56*
Total minority interests and shareholders' equity		**2,009**	2,502	*2,442*

Group Statement of Recognised Income and Expense

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
(Loss) / profit for the period	**(59)**	871	*1,013*
Gains on revaluation of acquired assets	**-**	-	*14*
Gains on revaluation of available-for-sale investments	**-**	1	*2*
(Losses) / gains on cash flow hedges	**(268)**	306	*408*
Exchange differences on translation of foreign operations	**(9)**	2	*13*
Actuarial gains / (losses) on defined benefit pension schemes	**231**	(131)	*(126)*
Tax on items taken directly to equity	**27**	(60)	*(109)*
Net (expense) / income recognised directly in equity	**(19)**	118	*202*
Transferred to income and expense on cash flow hedges	**(174)**	(39)	*(74)*
Tax on items transferred from equity	**57**	12	*25*
Transfers	**(117)**	(27)	*(49)*
Total recognised income and expense for the period	**(195)**	962	*1,166*
Change in accounting policy – adoption of IAS 32 and IAS 39	**-**	(343)	*(343)*
Total recognised income and expense since last report	**(195)**	619	*823*
Total income and expense recognised in the period is attributable to:			
Equity holders of the parent	**(196)**	961	*1,165*
Minority interests	**1**	1	*1*
	(195)	962	*1,166*

Group Cash Flow Statement

	Notes	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 as restated (ii) £m	Year ended 31 December 2005 £m
Cash generated from continuing operations	13	**128**	1,206	*1,944*
Interest received		**7**	11	*16*
Interest paid		**(6)**	(4)	*(13)*
Tax paid		**(164)**	(295)	*(768)*
Payments relating to exceptional charges		**(61)**	(37)	*(48)*
Net cash flow from continuing operating activities	13	**(96)**	881	*1,131*
Net cash flow from discontinued operating activities	13	**-**	(3)	*13*
Net cash flow from operating activities (ii)		**(96)**	878	*1,144*
Purchase of interests in subsidiary undertakings and businesses net of cash and cash equivalents acquired		**(92)**	(95)	*(130)*
Disposal of interests in subsidiary undertakings and businesses net of cash and cash equivalents disposed		**20**	100	*184*
Purchase of intangible assets		**(50)**	(70)	*(160)*
Disposal of intangible assets		**-**	-	*36*
Purchase of property, plant and equipment		**(285)**	(142)	*(593)*
Disposal of property, plant and equipment		**18**	9	*13*
Dividends received from joint ventures and associates		**-**	15	*16*
Investments in joint ventures and associates		**(14)**	(18)	*(122)*
Disposal of interests in associates		**-**	-	*11*
Interest received		**17**	22	*70*
Net sale of other financial assets		**5**	162	*146*
Net cash flow from investing activities	13	**(381)**	(17)	*(529)*
Re-purchase of ordinary share capital	12	**(23)**	(232)	*(388)*
Issue of ordinary share capital		**42**	16	*17*
Interest paid in respect of finance leases		**(19)**	(55)	*(95)*
Other interest paid		**(104)**	(16)	*(66)*
Distribution to unit holders of The Consumers' Waterheater Income Fund		**(13)**	(9)	*(20)*
Interest paid		**(136)**	(80)	*(181)*
Cash inflow from additional debt		**408**	161	*799*
Cash outflow from payment of capital element of finance leases		**(13)**	(27)	*(50)*
Cash outflow from repayment of other debt		**(154)**	-	*(126)*
Net cash flow from increase in debt		**241**	134	*623*
Realised net foreign exchange loss on cash settlement of derivative contracts		**(42)**	(31)	*(66)*
Equity dividends paid		**(269)**	(220)	*(340)*
Net cash flow from financing activities	13	**(187)**	(413)	*(335)*
Net (decrease) / increase in cash and cash equivalents		**(664)**	448	*280*
Cash and cash equivalents at 1 January (i)		**1,177**	885	*885*
Effect of foreign exchange rate changes		**(2)**	2	*12*
Cash and cash equivalents at end of period (i)		**511**	1,335	*1,177*

(i) Cash and cash equivalents are stated net of overdrafts of £75 million (30 June 2005: £63 million, 31 December 2005: £62 million).

(ii) The comparative information for the six months ended 30 June 2005 has been restated to present the cash flows of Onetel as discontinued operations.

1. Corporate information

Centrica plc is a Company incorporated and domiciled in the United Kingdom under the Companies Act 1985.

The Interim condensed consolidated Financial Statements of the Group for the six months ended 30 June 2006 were authorised for issue in accordance with a resolution of the directors on 27 July 2006.

2. Accounting policies and basis of preparation

The financial information contained in this report is unaudited. The Income Statement, Statement of Recognised Income and Expense and Cash Flow Statement for the interim period to 30 June 2006, and the Balance Sheet as at 30 June 2006 and related notes have been reviewed by the auditors and their report to the Company is set out on page 16. The information shown for the year ended 31 December 2005 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the statutory accounts for the year ended on that date, which have been filed with the Registrar of Companies. The report of the auditors on the statutory accounts for the year ended 31 December 2005 was unqualified and did not contain a statement under Section 237 of the Companies Act 1985.

The interim condensed consolidated Financial Statements have been prepared on the basis of accounting policies set out in the Group's annual Financial Statements for the year ended 31 December 2005, and in accordance with the Listing Rules of the Financial Services Authority.

The interim condensed consolidated Financial Statements do not include all the information and disclosures required in the annual Financial Statements, and should be read in conjunction with the Group's annual Financial Statements as at 31 December 2005.

The Group's Income Statement and segmental analysis separately identifies the effects of re-measurement of certain financial instruments, and items which are 'exceptional', in order to provide readers with a clear and consistent presentation of the Group's underlying performance.

The re-measurement items which are separately identified within gross margin are the re-measurements of contracts related to our energy procurement activities, which are classified as derivatives under IAS 39 due to the nature of the contract terms, and are required to be marked-to-market. It also includes the re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts on which economic value has been created that is not wholly accounted for under the provisions of IAS 39. The re-measurement under IAS 39 of the remaining activities of our proprietary trading businesses is not identified separately. Separately identified within interest is the re-measurement under IAS 39 of the publicly traded units of The Consumers' Waterheater Income Fund. Re-measurement movements reflect changes in external market prices and exchange rates. The treatment has no impact on the on-going cash flows of the business and management believes that these unrealised movements are best presented separately from underlying business performance.

In accordance with IAS 1 'Presentation of Financial Statements', certain items are presented as exceptional, where they are material to the result for the period and are of a non-recurring nature. Items which may be considered material and non-recurring in nature include disposals of businesses, business restructuring and the renegotiation of significant contracts. We intend to follow such a presentation on a consistent basis in future periods. Items are considered material if their omission or misstatement could, in the opinion of the Directors, individually or collectively, affect the true and fair presentation of the Financial Statements.

The Income Statement and Cash Flow Statement, and the associated segmental analysis for the comparative information for the six months ended 30 June 2005 have been restated to present the results and cash flows of Onetel as discontinued operations.

3. Segmental analysis

a) Revenue	Six months ended 30 June 2006 Gross segment revenue £m	Less inter-segment revenue £m	Group revenue £m	Six months ended 30 June 2005 as restated (i),(ii) Gross segment revenue £m	Less inter-segment revenue £m	Group revenue £m
Continuing operations:						
British Gas Residential Energy	4,038	-	4,038	3,219	-	3,219
British Gas Services	521	-	521	496	-	496
British Gas Residential	4,559	-	4,559	3,715	-	3,715
British Gas Business	1,169	-	1,169	725	-	725
Industrial sales and wholesaling (ii)	484	-	484	386	-	386
Gas production	931	(779)	152	706	(636)	70
Accord energy trading	9	-	9	21	-	21
Centrica Energy	1,424	(779)	645	1,113	(636)	477
Centrica Storage	151	(25)	126	106	(20)	86
North American Energy and Related Services	2,088	-	2,088	1,600	-	1,600
European Energy	141	-	141	13	-	13
Other operations	-	-	-	-	-	-
	9,532	(804)	8,728	7,272	(656)	6,616
Discontinued operations:						
Onetel	-	-	-	163	(1)	162
	-	-	-	163	(1)	162

	Year ended 31 December 2005 as restated (ii) Gross segment revenue £m	Less inter-segment revenue £m	Group revenue £m
Continuing operations:			
British Gas Residential Energy	6,032	-	6,032
British Gas Services	1,024	-	1,024
British Gas Residential	7,056	-	7,056
British Gas Business	1,510	-	1,510
Industrial sales and wholesaling (ii)	786	-	786
Gas production	1,365	(1,182)	183
Accord energy trading	42	-	42
Centrica Energy	2,193	(1,182)	1,011
Centrica Storage	253	(58)	195
North American Energy and Related Services	3,552	-	3,552
European Energy	119	-	119
Other operations	5	-	5
	14,688	(1,240)	13,448
Discontinued operations:			
Onetel	344	(2)	342
	344	(2)	342

(i) The comparative information for the six months ended 30 June 2005 has been restated to present the post tax result of Onetel as discontinued.

(ii) Accord energy trading carries out certain transactions on behalf of the Group's Industrial sales and wholesaling segment, at nil margin. The Group considers that it is not reflective of the trading relationship between the segments to present these transactions as inter-segment revenue. The comparative information has been restated accordingly. The effect of the restatement is to reduce gross segment revenue and inter-segment revenue for Industrial sales and wholesaling by £674 million for the year ended 31 December 2005, and by £243 million for the six months ended 30 June 2005. There is no effect on Group revenue or segment result.

3. Segmental analysis continued

b) Operating profit / (loss)	Operating profit/(loss) before exceptional items and certain re-measurements			Operating profit/(loss) after exceptional items and certain re-measurements		
	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 as restated £m	Year ended 31 December 2005 £m	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 as restated £m	Year ended 31 December 2005 £m
Continuing operations:						
British Gas Residential Energy	(143)	165	90	(452)	672	660
British Gas Services	44	59	111	44	59	96
British Gas Residential	(99)	224	201	(408)	731	756
British Gas Business	11	55	77	(115)	160	243
Industrial sales and wholesaling	(132)	(20)	(156)	30	(130)	(538)
Gas production	704	540	1,020	718	535	992
Accord energy trading	7	23	39	4	–	56
Centrica Energy	579	543	903	752	405	510
Centrica Storage	93	57	154	69	60	155
North American Energy and Related Services	121	87	185	(110)	174	323
European Energy	(4)	3	(9)	(4)	3	(9)
Other operations	(9)	–	2	(27)	–	(21)
	692	969	1,513	157	1,533	1,957
Discontinued operations:						
The AA	–	–	–	–	–	39
Onetel	–	(2)	12	–	(2)	7
	–	(2)	12	–	(2)	46

c) Included within operating profit / (loss)	Share of profits less losses in Joint Ventures and Associates			Exceptional items and certain re-measurements		
	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 as restated £m	Year ended 31 December 2005 £m	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 as restated £m	Year ended 31 December 2005 £m
Continuing operations:						
British Gas Residential Energy	–	1	2	(309)	507	570
British Gas Services	–	–	–	–	–	(15)
British Gas Residential	–	1	2	(309)	507	555
British Gas Business	–	–	–	(126)	105	166
Industrial sales and wholesaling	–	18	29	162	(110)	(382)
Gas production	–	–	–	14	(5)	(28)
Accord energy trading	–	–	–	(3)	(23)	17
Centrica Energy	–	18	29	173	(138)	(393)
Centrica Storage	–	–	–	(24)	3	1
North American Energy and Related Services	–	–	–	(231)	87	138
European Energy	–	4	6	–	–	–
Other operations	–	–	–	(18)	–	(23)
	–	23	37	(535)	564	444
Discontinued operations:						
The AA	–	–	–	–	26	39
Onetel	–	–	–	–	–	(5)
	–	–	–	–	26	34

4. Exceptional items and certain re-measurements

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
a) Exceptional items recognised in continuing operations			
Storage interruption (i)	(42)	–	–
Contract renegotiation (ii)	–	42	42
Profit on disposal of business (iii)	–	47	47
Business restructuring costs (iv)	–	–	(100)
Total exceptional items recognised in continuing operations	(42)	89	(11)
b) Exceptional items recognised in discontinued operations			
Profit on disposal of The AA (v)	–	26	39
Loss on disposal of Onetel (vi)	–	–	(5)
Total exceptional items recognised in discontinued operations	–	26	34
c) Certain re-measurements recognised in continuing operations (vii)			
Net (losses) / gains arising on delivery of contracts	(173)	83	140
Net (losses) / gains arising on market price movements and new contracts	(290)	415	299
Net (losses) / gains arising on proprietary trades in relation to cross border transportation or capacity contracts on which economic value has been created that is not wholly accounted for under the provisions of IAS 39.	(30)	(22)	17
Total certain re-measurements recognised in continuing operations	(493)	476	456

(i) Centrica Storage operations at Rough suffered a major interruption caused by a fire in February 2006. Our investment in new emergency shutdown systems and prompt management action mitigated the damage to ensure no loss of life. Following a full assessment of the work needed to restore operations, the costs of the incident have resulted in an exceptional charge before taxation of £42 million. A tax credit of £12 million has been recognised in respect of the charge.

(ii) The profit in 2005 arose on the renegotiation of certain long-term take-or-pay contracts during the period. A benefit of £42 million was recognised. A deferred tax charge of £12 million was recognised in respect of the gain.

(iii) The profit in 2005 arose on the disposal of British Gas Connections Limited on 20 May 2005 for which cash consideration of £90 million was received, resulting in a pre-tax operating profit of £47 million. The disposal of shares qualified for substantial shareholding exemption and consequently no tax charge arose in relation to the profit.

(iv) Business restructuring costs in 2005 comprised £100 million resulting from staff reductions at the corporate centre (£23 million), British Gas Residential Energy (£43 million), British Gas Services (£15 million), British Gas Business (£1 million) and changes to the property portfolio (£18 million). A tax credit of £23 million was recognised in respect of these costs.

(v) Adjustments to finalise the consideration received by the Group on the disposal of The AA led to the recognition of a further £39 million profit in 2005, net of a tax charge of £11 million.

(vi) The Group disposed of its 100% shareholding in Centrica Telecommunications Limited, Onetel Limited, Telco Holdings Limited and Awardmodel Limited and their subsidiaries (Onetel) on 30 December 2005 realising a loss of £5 million. No tax arose in relation to the loss.

(vii) Certain re-measurements included within gross margin comprise re-measurement arising on our energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts on which economic value has been created that is not wholly accounted for under the provisions of IAS 39 (but not on the other activities of our proprietary trading businesses). All other re-measurement is included within results before exceptional items and certain re-measurements.

5. Net interest

	Six months ended 30 June 2006			Six months ended 30 June 2005		
	Interest expense £m	Interest income £m	Total £m	Interest expense £m	Interest income £m	Total £m
Cost of servicing net debt (excluding non-recourse debt)						
Interest income	-	22	22	-	21	21
Interest expense on bank loans and overdrafts (i)	(114)	-	(114)	(26)	-	(26)
Interest expense on finance leases (including tolling agreements)	(24)	-	(24)	(55)	-	(55)
Fair value (losses) / gains on hedges	(13)	14	1	(2)	7	5
Fair value (losses) / gains on other derivatives	(24)	24	-	(12)	10	(2)
	(175)	60	(115)	(95)	38	(57)
Interest arising on non-recourse debt						
Interest expense on non-recourse debt	(5)	-	(5)	(5)	-	(5)
Distributions to unit holders of The Consumers' Waterheater Income Fund	(13)	-	(13)	(10)	-	(10)
Fair value gains / (losses) on units of The Consumers' Waterheater Income Fund	-	34	34	(4)	-	(4)
	(18)	34	16	(19)	-	(19)
Other interest						
Net notional interest arising on discounted items	-	5	5	(11)	-	(11)
Interest on supplier early payment arrangements	-	5	5	-	9	9
Interest on customer finance arrangements	-	-	-	(1)	-	(1)
	-	10	10	(12)	9	(3)
Interest (expense) / income	(193)	104	(89)	(126)	47	(79)

	Year ended 31 December 2005		
	Interest expense £m	Interest income £m	Total £m
Cost of servicing net debt (excluding non-recourse debt)			
Interest income	–	60	60
Interest expense on bank loans and overdrafts (i)	(87)	–	(87)
Interest expense on finance leases (including tolling agreements)	(97)	–	(97)
Fair value (losses) / gains on hedges	(5)	5	–
Fair value (losses) / gains on other derivatives	(11)	25	14
	(200)	90	(110)
Interest arising on non-recourse debt			
Interest expense on non-recourse debt	(11)	–	(11)
Distributions to unit holders of The Consumers' Waterheater Income Fund	(20)	–	(20)
Fair value gains / (losses) on units of The Consumers' Waterheater Income Fund	–	–	–
	(31)	–	(31)
Other interest			
Net notional interest arising on discounted items	(14)	–	(14)
Interest on supplier early payment arrangements	–	12	12
Interest on customer finance arrangements	(2)	–	(2)
	(16)	12	(4)
Interest (expense) / income	(247)	102	(145)

(i) Includes £69 million (30 June 2005: £nil, 31 December 2005: £19 million) interest payable on borrowings related to South Morecambe production, as disclosed in the Group's 2005 Annual Report and Accounts.

6. Tax

Analysis of tax charge for the period	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
The tax charge comprises:			
UK corporation tax (including adjustments in respect of prior years)	**66**	195	*312*
UK petroleum revenue tax	**202**	229	*373*
Tax on exceptional items	**(12)**	12	*(11)*
Tax on certain re-measurements	**(152)**	149	*149*
Foreign tax (including adjustments in respect of prior years)	**23**	22	*21*
Total tax on profit from continuing operations	**127**	607	*844*

7. Dividends

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Prior year final dividend of 7.40p (2005: 6.10p) per ordinary share	**269**	220	*220*
Prior year interim dividend of 3.10p per ordinary share	**–**	–	*120*
	269	220	*340*

The prior year final dividend was paid on 14 June 2006. An interim dividend of 3.15 pence per share is proposed (2005: 3.10 pence per share) for payment in November 2006. The anticipated distribution amounts to £115 million.

8. Earnings per ordinary share

a) Continuing and discontinued operations	Six months ended 30 June 2006 £m	Six months ended 30 June 2006 Pence per ordinary share	Six months ended 30 June 2005 £m	Six months ended 30 June 2005 Pence per ordinary share	Year ended 31 December 2005 £m	Year ended 31 December 2005 Pence per ordinary share
Earnings – basic	**(60)**	**(1.7)**	870	23.3	*1,012*	*27.4*
Exceptional items after tax (note 4)	**30**	**0.8**	(103)	(2.8)	*(34)*	*(0.9)*
Certain re-measurement gains and losses after tax (note 4)	**307**	**8.5**	(322)	(8.6)	*(306)*	*(8.3)*
Earnings – adjusted basic	**277**	**7.6**	445	11.9	*672*	*18.2*
Earnings – diluted basic	**(60)**	**(1.6)**	870	22.9	*1,012*	*27.0*

b) Continuing operations	Six months ended 30 June 2006 £m	Six months ended 30 June 2006 Pence per ordinary share	Six months ended 30 June 2005 £m	Six months ended 30 June 2005 Pence per ordinary share	Year ended 31 December 2005 £m	Year ended 31 December 2005 Pence per ordinary share
Earnings – basic	**(60)**	**(1.7)**	846	22.7	*967*	*26.2*
Exceptional items after tax (note 4)	**30**	**0.8**	(77)	(2.1)	*–*	*–*
Certain re-measurement gains and losses after tax (note 4)	**307**	**8.5**	(322)	(8.6)	*(306)*	*(8.3)*
Earnings – adjusted basic	**277**	**7.6**	447	12.0	*661*	*17.9*
Earnings – diluted basic	**(60)**	**(1.6)**	846	22.3	*967*	*25.8*

8. Earnings per ordinary share continued

c) Discontinued operations	Six months ended 30 June 2006 £m	Six months ended 30 June 2006 Pence per ordinary share	Six months ended 30 June 2005 £m	Six months ended 30 June 2005 Pence per ordinary share	Year ended 31 December 2005 £m	Year ended 31 December 2005 Pence per ordinary share
Earnings – basic	–	–	24	0.6	45	1.2
Earnings – diluted basic	–	–	24	0.6	45	1.2

(i) Certain re-measurements included within gross margin comprise re-measurement arising on our energy procurement activities and re-measurement of proprietary trades in relation to cross-border transportation or capacity contracts on which economic value has been created that is not wholly accounted for under the provisions of IAS 39 (but not on the other activities of our proprietary trading businesses). Certain re-measurements included within interest comprise re-measurement of the publicly traded units of The Consumers' Waterheater Income Fund. All other re-measurement is included within results before exceptional items and certain re-measurements.

(ii) The weighted average number of shares used in the calculation of earnings per ordinary share was as follows:

	30 June 2006 million shares	30 June 2005 million shares	31 December 2005 million shares
Weighted average number of shares used in the calculation of basic earnings per ordinary share	**3,627**	3,735	*3,688*
Weighted average number of shares used in the calculation of diluted earnings per ordinary share	**3,679**	3,800	*3,751*

9. Derivative financial instruments

The Group enters into derivative financial instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign exchange rates, which arise in the normal course of business. The Group also enters into derivative financial instruments for trading purposes. Detailed disclosures explaining the nature of the risks that the Group is exposed to, and the financial instruments entered into by the Group, are provided in the Annual Report and Accounts for the year ended 31 December 2005. There have been no significant changes to the nature of the Group's derivative contracts which have been accounted for in accordance with IAS 39 in the six months ended 30 June 2006. The fair values recorded in the Financial Statements and interim information only concern those contracts entered into which are within the scope of IAS 39 and should not be construed as a measure of the Group's exposure to cash flow risk resulting from changes in commodity prices.

10. Cash and cash equivalents

	30 June 2006 £m	30 June 2005 £m	31 December 2005 £m
Cash at bank, in transit and in hand	**46**	83	*21*
Short-term deposits	**540**	1,315	*1,218*
Cash and cash equivalents	**586**	1,398	*1,239*

Short-term deposits include £39 million (30 June 2005: £37 million, 31 December 2005: £30 million) held by the Group's insurance subsidiary undertakings and £17 million (30 June 2005: £32 million, 31 December 2005: £25 million) held by The Consumers' Waterheater Income Fund. These amounts are not readily available to be used for other purposes within the Group. Short-term deposits also include £470 million (30 June 2005: £nil, 31 December 2005: £624 million) relating to cash collateralised on letters of credit provided by banks on borrowings relating to South Morecambe gas production.

11. Bank loans and other borrowings

	30 June 2006		30 June 2005		31 December 2005	
	Within one year £m	After one year £m	Within one year £m	After one year £m	Within one year £m	After one year £m
a) Businesses' recourse borrowings						
Bank loans and overdrafts [i]	**83**	**52**	71	30	*71*	*55*
Other bank loans [ii]	**227**	**248**	–	–	*188*	*449*
Sterling bonds [iii]	**–**	**678**	130	435	*–*	*422*
Commercial paper	**475**	**–**	381	–	*377*	*–*
Obligations under finance leases (including power station tolling arrangements)	**23**	**794**	25	778	*19*	*809*
	808	**1,772**	607	1,243	*655*	*1,735*
b) Businesses' non-recourse borrowings						
Canadian dollar bonds [iv]	**–**	**242**	–	228	*–*	*250*
Units of The Consumers' Waterheater Income Fund [v]	**–**	**299**	–	260	*–*	*282*
	808	**2,313**	607	1,731	*655*	*2,267*

(i) Bank overdrafts amount to £75 million (30 June 2005: £63 million, 31 December 2005: £62 million).

(ii) Other bank loans represent borrowings relating to South Morecambe gas production.

(iii) Sterling bonds include £250 million Notes issued on 8 March 2006.

(iv) Canadian dollar bonds are issued by The Consumers' Waterheater Income Trust, a wholly owned subsidiary of The Consumers' Waterheater Income Fund (the Fund), which is consolidated by the Group. The debt is secured solely on the assets of the Fund and its subsidiaries, without recourse to the Group.

(v) Units of the Fund are traded on the Toronto Stock Exchange and are treated as debt in the Group's interim condensed consolidated Financial Statements. On 23 June 2006 the Group sold its remaining 19.9% equity holding in The Consumers' Waterheater Income Fund for £65 million. The Group continues to consolidate the Fund in accordance with the requirements of IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation of Special Purpose Entities.

12. Share capital

Six months ended 30 June 2006	£m	Number
1 January 2006	**224**	**3,623,982,266**
Shares repurchased	**(1)**	**(8,950,000)**
Shares issued under employee share schemes	**3**	**39,535,981**
30 June 2006	**226**	**3,654,568,247**

The closing price of a Centrica ordinary share on 30 June 2006 was 285.25 pence (30 June 2005: 231.75 pence, 31 December 2005: 254.75 pence). The nominal value of a Centrica ordinary share for both the current and prior periods is 6 $^{14}/_{81}$ pence.

During the period, the Company purchased, and subsequently cancelled, 8.95 million ordinary shares at prices ranging from 248.4 pence per share to 255.0 pence per share, with an average of 250.3 pence per share. The total cost of the purchases including expenses was £23 million which has been charged against distributable reserves, of which £1 million related to the nominal value and has been recognised in the capital redemption reserve.

13. Notes to the Group Cash Flow Statement

a) Reconciliation of Group operating profit to net cash flow from operating activities	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 as restated £m	Year ended 31 December 2005 £m
Continuing operations			
Group operating profit before share of joint ventures and associates	**157**	1,510	*1,920*
Add back:			
Amortisation of intangible assets	**26**	25	*76*
Depreciation and impairment	**246**	200	*406*
Employee share scheme costs	**11**	9	*17*
Loss / (profit) on sale of businesses	**1**	(47)	*(53)*
Profit on sale of property, plant and equipment, and other intangible assets	**(10)**	–	*(17)*
Movement in provisions	**26**	(37)	*42*
Re-measurement of energy contracts (i)	**490**	(476)	*(455)*
Operating cash flows before movements in working capital	**947**	1,184	*1,936*
(Increase) / decrease in inventories	**(23)**	4	*(22)*
Decrease / (increase) in receivables	**431**	815	*(269)*
(Decrease) / increase in payables	**(1,227)**	(797)	*299*
Cash generated from continuing operations	**128**	1,206	*1,944*
Income taxes paid	**(119)**	(139)	*(320)*
Petroleum Revenue Tax paid	**(45)**	(156)	*(448)*
Net interest received	**1**	7	*3*
Payments relating to exceptional charges	**(61)**	(37)	*(48)*
Net cash flow from operating activities: continuing operations	**(96)**	881	*1,131*

(i) Re-measurement of energy contracts in the six months ended 30 June 2006 includes a net gain of £3 million arising from re-measurement of contracts relating to our proprietary trading businesses.

	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 as restated £m	Year ended 31 December 2005 £m
Discontinued operations			
Operating (loss) / profit before share of joint ventures and associates	**–**	(2)	*12*
Add back:			
Amortisation of intangible assets	**–**	1	*1*
Depreciation and impairment	**–**	4	*6*
Employee share scheme costs	**–**	–	*1*
Movement in provisions	**–**	(2)	*(4)*
Operating cash flow before movements in working capital	**–**	1	*16*
Decrease in inventories	**–**	–	*–*
Increase in receivables	**–**	(2)	*(3)*
Decrease in payables	**–**	(2)	*–*
Cash generated from discontinued operations	**–**	(3)	*13*
Net cash flow from operating activities: discontinued operations	**–**	(3)	*13*
Total cash inflow from operating activities	**(96)**	878	*1,144*

13. Notes to the Group Cash Flow Statement continued

b) Net cash flow from investing activities	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Continuing operations	**(381)**	(25)	*(520)*
Discontinued operations	**-**	8	*(9)*
Net cash flow from investing activities	**(381)**	(17)	*(529)*

Cash out flows of £285 million on the purchase of property, plant and equipment relate to additions of £58 million within plant, equipment and vehicles, £23 million within power generation and £204 million within storage, exploration and production. Additions within storage, exploration and production include an additional investment of £141 million in the Statfjord oil and gas field, which completed in June 2006.

c) Net cash flow from financing activities	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Continuing operations	**(187)**	(420)	*(356)*
Discontinued operations	**-**	7	*21*
Net cash flow from financing activities	**(187)**	(413)	*(335)*

Net cash flows from financing activities include the repayment of £154 million borrowings related to South Morecambe gas production.

14. Acquisitions

On 1 February 2006 the Group acquired 100% of the partnership interests in Tenaska III Texas Partners (TP) for cash consideration of US$48 million (£28 million), and 100% of the equity interests in WillowTex pipeline Co for cash consideration of US$8 million (£4 million).

On 24 April 2006 the Group acquired the customer base of Entergy Solution Limited for cash consideration of US$19 million (£11 million).

15. Pensions

Substantially all of the Group's UK employees at 30 June 2006 were members of one of the three main schemes: the Centrica Pension Scheme (formerly the Centrica Staff Pension Scheme), the Centrica Engineers' Pension Scheme and the Centrica Management Pension Scheme (the approved pension schemes). These schemes are defined benefit schemes and are subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the schemes' assets, are expected to be sufficient to fund the benefits payable under the schemes.

The Centrica Unapproved Pension Scheme is an unfunded arrangement which provides benefits to certain employees whose benefits under the main schemes would otherwise be limited by the earnings cap. The Group also has a commitment to provide certain pension and post retirement benefits to employees of Direct Energy Marketing Limited (Canada).

The latest full actuarial valuations were carried out at the following dates: the approved pension schemes at 31 March 2004, the Unapproved Pension Scheme at 6 April 2005 and the Direct Energy Marketing Limited pension plan at 14 June 2005. These have been updated to 30 June 2006 for the purposes of meeting the requirements of IAS19. Investments have been valued, for this purpose, at market value.

Major assumptions used for the actuarial valuation	30 June 2006 %	30 June 2005 %	31 December 2005 %
Rate of increase in employee earnings	**4.45**	4.30	*4.35*
Rate of increase in pensions in payment and deferred pensions	**2.95**	2.80	*2.85*
Discount rate	**5.20**	5.10	*4.85*
Inflation assumption	**2.95**	2.80	*2.85*

In light of the changes introduced by the Finance Act with effect from April 2006, the approved pension schemes have recently implemented revised terms for members exchanging pension at retirement for a tax-free lump sum. The Directors consider that, at 30 June 2006, insufficient time has elapsed since the implementation of the revised terms to reliably estimate the changes in the commutation behaviour of retiring members in the long term. Accordingly no gain or loss has been recognised in the Income Statement.

15. Pensions continued

The market value of the assets in the schemes, the present value of the liabilities in the schemes and the expected rate of return at the balance sheet date were:

	Expected rate of return per annum 30 June 2006 %	Valuation 30 June 2006 £m	Expected rate of return per annum 30 June 2005 %	Valuation 30 June 2005 £m	Expected rate of return per annum 31 December 2005 %	Valuation 31 December 2005 £m
Equities	7.9	2,109	8.1	1,759	7.9	2,023
Bonds	4.5	486	5.0	352	4.5	391
Property	6.3	75	6.9	71	6.3	83
Cash and other assets	3.7	60	3.6	64	3.7	73
Total fair value of plan assets	7.3	2,730	7.4	2,246	7.3	2,570
Present value of defined benefit obligation		(3,277)		(3,087)		(3,390)
Net liability recognised in the Balance Sheet (i)		(547)		(841)		(820)
Associated deferred tax asset recognised in the Balance Sheet		164		252		249
Net pension liability		(383)		(589)		(571)

(i) £10 million of the liability relates to restructuring costs arising in 2005 and is included within the restructuring provision on the Balance Sheet (30 June 2005: £nil, 31 December 2005: £13 million).

The overall expected rate of return on assets is a weighted average based on the actual plan assets held and the respective expected returns on separate asset classes. The returns on separate asset classes were derived as follows: the expected rate of return on equities is based on the expected median return over a ten year period, as calculated by the independent company actuary. The median return over a longer period than ten years was not expected to be materially dissimilar. The expected rate of return on bonds was measured directly from actual market yields for UK gilts and corporate bond stocks. The rate above takes into account the actual mixture of UK gilts, UK corporate bonds and overseas bonds held at the balance sheet date. The expected rate of return on property takes into account both capital growth and allowance for expenses, rental growth and depreciation. The expected rate of return on cash is comparable to current bank interest rates.

Included within schemes' liabilities above are £32 million (30 June 2005: £29 million, 31 December 2005: £32 million) relating to unfunded pension arrangements. Included within non-current other financial assets are amounts of £31 million (30 June 2005: £27 million, 31 December 2005: £31 million) held by the Law Debenture Trust, on behalf of the Company, as security in respect of the Centrica Unapproved Pension Scheme.

The amounts recognised in the Income Statement and in the Statement of Recognised Income and Expense are set out below:

Analysis of the amount charged to operating profit	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Current service cost	72	66	122
Loss on curtailment	10	2	14
Net charge to operating profit	82	68	136

Analysis of the amount (credited) / charged to interest	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Expected return on pension scheme assets	(94)	(76)	(153)
Interest on pension scheme liabilities	82	75	150
Net credit to interest	(12)	(1)	(3)

Analysis of the actuarial gain / (loss) recognised in the Statement of Recognised Income and Expense	Six months ended 30 June 2006 £m	Six months ended 30 June 2005 £m	Year ended 31 December 2005 £m
Actual return less expected return on pension scheme assets	(30)	79	307
Experience gains and losses arising on the scheme liabilities	(5)	(3)	21
Changes in assumptions underlying the present value of the schemes' liabilities	266	(207)	(454)
Actuarial gain / (loss) to be recognised in the Statement of Recognised Income and Expense before adjustment for tax	231	(131)	(126)

16. Capital commitments and contingencies

a) Capital commitments

At 30 June 2006, the Group had placed contracts for the acquisition of property, plant and equipment amounting to £542 million (31 December 2005: £64 million), and for the acquisition of intangible assets of £119 million (31 December 2005: £137 million). Commitments in relation to the acquisition of property, plant and equipment include £273 million in respect of the construction of a power station at Langage, £48 million in respect of exploration activity in Nigeria, £89 million in respect of the redevelopment of the Statfjord field, and £45 million in respect of various field developments with joint venturers. Commitments in relation to the acquisition of intangible assets include £103 million in respect of ROCs (31 December 2005: £103 million).

b) Contingent assets and liabilities

There have been no material changes to contingent assets and liabilities since the last reporting date.

17. Transactions with joint venturers and associates

During the period, the Group entered into the following transactions with joint venturers and associates:

Six months ended 30 June	Sale of goods 2006 £m	Purchase of goods and services 2006 £m	Other transactions 2006 £m	Sale of goods 2005 £m	Purchase of goods and services 2005 £m	Other transactions 2005 £m
Humber Power Limited (to 19 September 2005)	–	–	–	2	42	–
AccuRead Limited (to 11 October 2005)	–	–	–	–	16	–
Lloyds TSB Bank plc	–	–	1	–	–	1
Barrow Offshore Wind Limited	–	4	1	–	–	1
	–	4	2	2	58	2

Year ended 31 December	Sale of goods 2005 £m	Purchase of goods and services 2005 £m	Other transactions 2005 £m
Humber Power Limited (to 19 September 2005)	3	58	–
AccuRead Limited (to 11 October 2005)	–	28	–
Lloyds TSB Bank plc	–	–	2
Barrow Offshore Wind Limited	–	–	–
	3	86	2

Balances outstanding at the end of the period were as follows:

30 June	Amounts owed from joint venturers and associates 2006 £m	Amounts owed to joint venturers and associates 2006 £m	Provision for bad or doubtful debt relating to amounts owed from joint venturers and associates 2006 £m	Amounts owed from joint venturers and associates 2005 £m	Amounts owed to joint venturers and associates 2005 £m	Provision for bad or doubtful debt relating to amounts owed from joint venturers and associates 2005 £m
Humber Power Limited (to 19 September 2005)	–	–	–	–	7	–
AccuRead Limited (to 11 October 2005)	–	–	–	–	–	–
Lloyds TSB Bank plc	47	–	–	45	–	–
Barrow Offshore Wind Limited	2	2	–	1	2	–
	49	2	–	46	9	–

31 December	Amounts owed from joint venturers and associates 2005 £m	Amounts owed to joint venturers and associates 2005 £m	Provision for bad or doubtful debt relating to amounts owed from joint venturers and associates 2005 £m
Humber Power Limited (to 19 September 2005)	–	–	–
AccuRead Limited (to 11 October 2005)	–	–	–
Lloyds TSB Bank plc	46	–	–
Barrow Offshore Wind Limited	12	1	–
	58	1	–

Disclaimers

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any Centrica shares.
This announcement contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Centrica plc. These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts.
Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

For further information

Centrica will hold a presentation on its 2006 Interim Results for analysts and institutional investors at 9.30am (BST) on Thursday 27 July 2006. The presentation and slides will be webcast live from 9.30am at www.centrica.com/investors.

A live broadcast of the presentation will be available by dialling in using the following numbers:

From the UK	0845 245 3471
From overseas	+44 1452 542 300

The call title is "Centrica 2006 Interim Results Announcement" and the pass-code is 2683822.

An archived webcast and full transcript of the presentation and the question and answer session will be available on the website on Monday 31 July 2006.

Enquiries

Investors and Analysts: Kieran McKinney, Director of Investor Relations
Telephone: 01753 494 900
email: IR@centrica.co.uk

Media: Tess Dixon, Head of Media Relations
Telephone: 01753 494 085
email: Media@centrica.co.uk

Financial Calendar

Ex-dividend date for 2006 interim dividend	27 September 2006
Record date for 2006 interim dividend	29 September 2006
2006 interim dividend payment date	15 November 2006
Pre-close Trading Update	15 December 2006
2006 full year results announcement	22 February 2007

Registered Office

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Maidenhead Road
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